

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Zhang Jianbo
Chief Executive Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

> **Re: Elite Education Group International Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 12, 2021**
> **File No. 333-251342**

Dear Mr. Jianbo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed February 12, 2021

General

1. We note your response to our prior comment 6 and reissue it in part. Please disclose in the prospectus and in the agreements themselves whether or not the exclusive forum provisions apply to actions arising under the Securities Act or Exchange Act. If they do so apply, please further revise the prospectus to describe the provisions, discuss the risks of such provisions to investors, and address any uncertainty about the enforceability of such provisions. We also note that you have revised the agreements to state that the the exclusive forum provisions do not apply to the Exchange Act "or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum"; however the agreements are silent on any claims that may be brought

under the Securities Act. In this light, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If you determine not to revise the agreements to state whether the exclusive forum provisions apply to claims under the Securities Act, tell us how you will inform investors in future filings of this fact.

2. We note your disclosure on page 72 that matters of British Virgin Islands tax law discussed in the Taxation section are the opinion of Ogier. Please file Ogier's tax opinion as an exhibit. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: F. Alec Orudjev, Esq.